

MANHATTAN MINERALS CORP.
NEWS RELEASE

July 3, 2003

APPOINTMENT OF CHIEF FINANCIAL OFFICER

The Board of Directors of Manhattan Minerals Corp. (TSX-MAN) is pleased to announce the election and appointment of Mr. Horng Dih (HD) Lee as Chief Financial Officer and Corporate Secretary of the Company. Mr. Lee is a Chartered Accountant and has over 12 years' experience with the management, financing and administration of publicly listed mining companies, most recently as Chief Financial Officer with Diamond Fields International Ltd. As a member of the management team, Mr. Lee will have primary responsibility over the financial and reporting functions of the Company as well as project economic evaluations and mine development finance.

For further information, please contact:

Lawrence Glaser
Chairman, President and CEO

Tel: 604-669-3397
www.manhattan-min.com